K&L Gates LLP
Suite 2900
925 4th ave.
Seattle, WA 98104
206.623.7580

April 9, 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Roger Schwall

Applied Minerals, Inc.
Commission File No. 000-31380
Formerly Atlas Mining Company (filings through 2009-11-13)
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 33-16966

Gentlemen:

Today, we have filed Amendment No. 2 to Registration Statement No. 33-16966 on Form S-1.

The reason for the filing is that the financial statements included in the previous filing, S-1/A Amendment No. 1, became stale.

We have included year-end financials and updated the narrative portion of the Registration Statement, but did not make any other major changes that we think we should direct you attention to.

We know that you are busy, but would appreciate it if the review could be expeditious.

Please feel free to contact me at any time at 206.370.5933.

Very truly yours,

William Gleeson